ANNUAL MEETING REPORT

   An Annual Meeting of Shareholders was held on June 12, 2008.
Shareholders voted to elect two Trustees of the Fund to hold office for a term of three years or until their respective successors shall have been duly elected and qualified. The following votes were cast with respect to each of the nominees.

                           For          Withheld
Rakesh K. Jain, Ph.D.      21,047,037   719,827
Lucinda H. Stebbins, CPA   21,196,021   570,843

   The nominees were elected to serve until the 2011 Annual Meeting. Trustees serving until the 2009 Annual Meeting are Lawrence S. Lewin, Daniel R. Omstead, Ph.D. and Uwe E. Reinhardt, Ph.D. Trustees serving until the 2010 Annual Meeting are Robert P. Mack, M.D., Eric Oddleifson and Oleg Pohotsky.
   Shareholders ratified the appointment of Deloitte and Touche LLP as the independent registered public accountants of the Fund for the fiscal year ending September 30, 2008 by the following votes.

For       21,433,494
Against      146,663
Abstain      186,706